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                              June 6, 2022

       Rahul Ghai
       Chief Financial Officer
       Otis Worldwide Corp
       One Carrier Place
       Farmington, Connecticut 06032

                                                        Re: Otis Worldwide Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 4,
2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2022
                                                            Filed April 27,
2022
                                                            File No. 001-39221

       Dear Mr. Ghai:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the quarterly period ended March 31, 2022

       Note 1. General
       Zardoya Otis Tender Offer, page 9

   1. We note your disclosure in Note 1 that the Tender Offer was approved on February 28,
                                                        2022 and as a result,
the issued and outstanding shares of Zardoya Otis not owned by the
                                                        Company were deemed
redeemable at the option of the other shareholders and were
                                                        reclassified from
Noncontrolling interest to Redeemable noncontrolling interest on your
                                                        Condensed Consolidated
Balance Sheet, with the difference between the historical
                                                        noncontrolling interest
carrying value in the balance sheet and the fair value of the Tender
                                                        Offer recorded to
Accumulated deficit. We also note from your disclosure in Note 1 to the
                                                        Financial Statements in
the Form 10-K for the year ended December 31, 2021, that you reached an agreement
with Euro Syns S.A. in December 2021 to irrevocably tender its
 Rahul Ghai
FirstName  LastNameRahul  Ghai
Otis Worldwide  Corp
Comapany
June 6, 2022NameOtis Worldwide Corp
June 6,
Page 2 2022 Page 2
FirstName LastName
         shares at a fixed offer price in cash. Please tell us your basis for classifying the noncontrolling interest as temporary equity, rather than as a liability as of March 31, 2022.
         In this regard, please tell us how you considered the guidance in ASC 480-10-30-1 and
         ASC 480-10-55-54.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

2. You state that increases in cost of products and services and SG&A were due in part to labor inflation and commodity headwinds. In future filings, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Risk Factors, page 41

3. We note the following disclosure on page 26 of MD&A: "based on the ongoing crisis in
         Ukraine and the related ongoing supply chain disruptions, we have reassessed our operations in Russia, which represented approximately 2% of our 2021 revenue and profit, comprising mostly of New Equipment. The Company is not taking new elevator or escalator orders in Russia and will make no new investments in the country for the time being. We will continue to fulfill our existing agreements and provide essential equipment and services in Russia, when possible, while remaining in compliance with applicable laws, including applicable sanctions and export controls." In future filings, please revise to address the following as it relates to your business in Russia and
Ukraine:

                Disclose any material reputational risks that may negatively impact your business associated with your response to the Russian invasion of Ukraine, for example in connection with action or inaction arising from or relating to the conflict;
                describe the extent and nature of the role of the board of directors in overseeing risks
              related to Russia   s invasion of Ukraine. This could include,
but is not limited to, risks
              related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions products or parts manufactured in Russia;
                disclose any risks that may impede your ability to sell assets located in Russia, including as a result of sanctions affecting potential purchasers, to the extent material. In light of your operations and assets in Russia, consider disclosing the risk that the Russian government may nationalize your assets and quantifying the potential impact to your financial statements, if material;
                disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status; and
                to the extent material, disclose any new or heightened risk of potential cyberattacks
 Rahul Ghai
Otis Worldwide Corp
June 6, 2022
Page 3
              by state actors or others since Russia   s invasion of Ukraine
and whether you have
              taken actions to mitigate such potential risks.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



FirstName LastNameRahul Ghai                                  Sincerely,
Comapany NameOtis Worldwide Corp
                                                              Division of
Corporation Finance
June 6, 2022 Page 3                                           Office of
Manufacturing
FirstName LastName